UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

EMAGEON INC.

(Name of Subject Company)
EMAGEON INC.

(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
29076V 10 9

(CUSIP Number of Class of Securities)
Charles A. Jett, Jr.
Chief Executive Officer
1200 Corporate Drive, Suite 200
Birmingham, Alabama 35242
(205) 980-9222

(Name Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
W. Todd Carlisle
Sirote & Permutt, P.C.
2311 Highland Avenue South
Birmingham, AL 35205
(205) 930-5100
and
David A. Stockton
Justin B. Heineman
Kilpatrick Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, GA 30309
(404) 815-6500
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On February 25, 2009, Emageon Inc. (“Emageon”) sent an email to all Emageon employees regarding its pending transaction with AMICAS, Inc. (“AMICAS”). Attached to that email was a set of frequently asked questions regarding the transaction, which has also been posted to Emageon’s internal employee website. The email and set of frequently asked questions are attached as Exhibits 99.1 and 99.2, respectively.
Also on February 25, 2009, Emageon sent an email to certain of its customers regarding its pending transaction with AMICAS. Attached to that email was a set of frequently asked questions regarding the transaction, which has also been posted to Emageon’s website. The email and set of frequently asked questions are attached as Exhibits 99.3 and 99.4, respectively.

Item 9.  Exhibits

Exhibit 99.1	Email communication transmitted to employees of Emageon Inc. on February 25, 2009

Exhibit 99.2	Answers to frequently asked questions regarding the transaction, transmitted as an attachment to the employee email attached hereto as exhibit 99.1 and posted to Emageon’s internal employee website

Exhibit 99.3	Email communication transmitted to customers of Emageon Inc. on February 25, 2009

Exhibit 99.4	Answers to frequently asked questions regarding the transaction, transmitted as an attachment to the customer email attached hereto as exhibit 99.3 and posted to Emageon’s website

EXHIBIT INDEX

Exhibit No.	Description

99.1	Email communication transmitted to employees of Emageon Inc. on February 25, 2009

99.2	Answers to frequently asked questions regarding the transaction, transmitted as an attachment to the employee email attached hereto as exhibit 99.1 and posted to Emageon’s internal employee website

99.3	Email communication transmitted to customers of Emageon Inc. on February 25, 2009

99.4	Answers to frequently asked questions regarding the transaction, transmitted as an attachment to the customer email attached hereto as exhibit 99.3 and posted to Emageon’s website